Exhibit 12(a)
FPL GROUP, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)
Nine Months Ended September 30, 2006

(millions of dollars)
Earnings, as defined:
Net income	$1,010
Income taxes	380
Fixed charges included in the determination of net income, as below	537
Amortization of capitalized interest	8
Distributed income of equity method investees	57
Less: Equity in earnings of equity method investees	83

Total earnings, as defined	$1,909

Fixed charges, as defined:
Interest charges	$526
Rental interest factor	11

Fixed charges included in the determination of net income	537
Capitalized interest	21

Total fixed charges, as defined	$558

Ratio of earnings to fixed charges and ratio of earnings
to combined fixed charges and preferred stock dividends (a)	3.42

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(a)

FPL Group, Inc. has no preference equity securities outstanding; therefore, the ratio of earnings to fixed charges is the same as the ratio of earnings to combined fixed charges and preferred stock dividends.